
June 10, 2024

Allan Dicks
Chief Financial Officer
Montrose Environmental Group, Inc.
5120 Northshore Drive
North Little Rock, Arkansas 72118

> **Re: Montrose Environmental Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 29, 2024**
> **File No.001-39394**

Dear Allan Dicks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services